Exhibit 99.1

Obsidian Energy Announces Conference Call Details to Discuss its First Quarter 2019 Results

CALGARY, May 2, 2019 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is expected to release its first quarter 2019 financial and operational results before North American markets open on Friday, May 10, 2019. In addition, the first quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov in due course.

CONFERENCE CALL & WEBCAST DETAILS

Following the release of the 2019 first quarter financial and operational results, management will host a conference on Friday, May 10, 2019 at 8:00 am Mountain Time (10:00 am Eastern Time).

This call will be broadcast live on the Internet and may be accessed directly at the following URL: https://event.on24.com/wcc/r/1987019/B3F76468AE05747C94D06D589277AF19

Alternatively, to listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free).

A question and answer session will be held following managements’ remarks for analysts and institutional investors.

A digital recording will be available for replay two hours after the call’s completion, and will remain available until May 24, 2019, 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 9795396, followed by the pound (#) key.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com